ACM Managed Dollar Income Fund, Inc.

Exhibit 77C

811-7964

77C – Matters submitted to a vote of security holders

A Special Meeting of Shareholders of ACM Managed Dollar Income Fund, Inc. (“ACM VIII”) was held on March 25, 2004.  A description of each proposal and number of shares voted at the meeting are as follows:

	Shares Voted For	Shares Withheld
To elect four Directors of ACM VIII for a term of two or three years and until his or her successor is duly elected and qualifies. David H. Dievler Clifford L. Michel Donald J. Robinson Marc O. Mayer	18,321,442 18,334,026 18,332,780 18,318,189	411,125 398,541 399,787 414,378